Mail Stop 3561

January 25, 2007

John G. Murray, President
c/o Hospitality Properties Trust
400 Centre Street
Newton, MA 02458

> **Re:** **TravelCenters of America LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 12, 2007**
> **File No. 333-139272**

Dear Mr. Murray:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1. Please revise your disclosure to include a discussion of the consequences if the spin-off transaction does not close by January 31, 2007. Please consider adding a risk factor addressing this issue.

Executive Compensation, page 53

2. We note your response to comment 17 in our letter dated January 10, 2007. Please be aware that effective November 7, 2006 for years ending on or after December 15, 2006, you must provide compensation disclosures in accordance with amended Item 402 of Regulation S-K. For example, we note that you have not provided an amount of total compensation column in your summary compensation table and you have not provided a compensation discussion and analysis as required by Item 402(b) of Regulation S-K. These are only examples. Please revise as applicable.

Board Decisions and Certain Conflicts of Interest, page 55

3. Expand this section to clearly state the "appropriate circumstances" and whether you will submit transactions for approval or negotiation to the independent directors.

Unaudited Pro Forma Financial Statements, page F-2

4. We have read your response to our comment 23 of our letter dated January 10, 2007. Please tell us how you determined that the lease for the property transferred to the Hospitality Trust and not subject to a sub-lease is an operating rather than a capital lease. In your response please tell us what discount rate you used to calculate the present value of the payments to the Hospitality Trust and how you determined that the rate was appropriate. See SFAS 13 paragraph 7(d).

Exhibit 5.1

5. We note your disclosure, "We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we have assumed to be true, complete and accurate in all material respects." Please note that solely relying upon corporate documents as to facts that are readily ascertainable is not appropriate. Please revise accordingly or explain.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

John G. Murray
c/o Hospitality Properties Trust
January 25, 2007
Page 3

You may contact Bob Burnett, Accountant, at (202) 551-3330 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: William J. Curry, Esq.
        Sullivan & Worcester LLP